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                                                                       EXHIBIT 2

                                       MMI


                              MMI INVESTMENTS, L.P.


April 28, 2004

Board of Directors
NDCHealth Corporation
NDC Plaza
Atlanta, Georgia 30329-2010

Dear Members of the Board:

         MMI Investments, L.P. is the owner of 2,296,500 shares of NDCHealth Corporation common stock, as reflected in our enclosed Schedule 13D and Amendment No. 1 thereto, which are being filed today. Enclosed herein is the text of a shareholder resolution we wish to be carried in NDC's forthcoming proxy statement for consideration by shareholders at the 2004 Annual Meeting. We first acquired more than $2,000 worth of NDC stock on July 10th, 2003 and believe we are presently among NDC's top five shareholders. We have provided our proposal in advance of the April 30th deadline for submission and will have held a substantial portion of our current position for well over a year by the expected date of publication of the 2004 proxy and the expected date of the Annual Meeting.

         While we are not in strict compliance with the holding requirement of SEC Rule 14a-8, we trust that you will not rely on a technicality to inhibit your shareholders from voting on this important matter that goes to the heart of your primary fiduciary duty as Directors - the obligation to enhance shareholder value.

         We have proposed that NDC hire an Investment Banker to analyze all strategic alternatives available to the Company to maximize value for shareholders. We have proposed this now to meet your deadline for inclusion in the 2004 proxy, but are mindful that another two quarters will pass before shareholders vote on our proposal. If by the Annual Meeting management and the Board have not shown significant progress in executing their chosen growth strategy, a process should begin to take the logical steps toward maximizing shareholder value. Just because management and the Board proposed an "Eight Quarter Plan" does not mean shareholders should sit idly by for two years without any demonstrable progress.

         The concerns of shareholders and Wall Street about NDC's progress in achieving its Eight Quarter Plan are well-founded. Performance in the first three quarters has not met management's targets, with slowing growth in Network Systems and Services and skyrocketing data cost margins in Information Management. Management has already had to revise its 2004 revenue guidance downward and suspend earnings and cash flow guidance altogether despite already deflated expectations due to European expansion costs and weak domestic pharmaceutical manufacturer spending. We are concerned that this signals an imminent suspension or revision of the Eight Quarter Plan's stated targets altogether.

         In the meantime, NDC management's credibility has been marred once again by a failure to meet its announced targets - the second time in a year. We are concerned that the Company is fast approaching a critical mass of frustration for its investors and research analysts wherein no target is to be trusted and no positive improvement will be rewarded. If this is a possibility now, we fear that continued failure to meet management and the Board's stated objectives will make it a certainty.

         As one of NDC's largest shareholders, we believe there is (and has been for too long) a severe disconnect between NDC's market capitalization and the true intrinsic value of its strong cash flow generation capabilities, leading market positions and potential for operating leverage. We also strongly believe, however, that without


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demonstrable progress NDC's long-term value will only diminish. Our ultimate purpose as long-term investors is to see NDC thrive and its shareholders prosper, by means of the soundest strategy available. Therefore if significant improvements and a clear path to success for the Eight Quarter Plan should materialize before the Annual Meeting, we will reconsider our position.

         Furthermore, we recognize that there may have been progress made thus far that is not apparent to shareholders or analysts. If this is the case, we encourage the Board to direct management to discuss publicly its demonstrable and verifiable results thus far. However, if NDC's performance continues to falter, the Board must consider the wealth of alternative opportunities for significant value enhancement for shareholders. As former General Electric Chairman and CEO Jack Welch said to the Wall Street Journal recently, "There is no room in an organization for those `eternal optimists' who never confront reality and keep hoping quietly that the team will make an impossible deadline."

                                            Sincerely,


                                            /s/ Clay Lifflander
                                            President
Enclosure
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                             SHAREHOLDER RESOLUTION

         RESOLVED, that the shareholders of NDCHealth Corporation (the "Company" or "NDC") request that the Board of Directors engage a leading investment bank to analyze, and provide a written report to the full Board on, all strategic alternatives available to the Company for maximization of shareholder value, including but not limited to acquisitions, divestitures, recapitalizations and sale to or merger with a third-party.

                              SUPPORTING STATEMENT

         We believe NDC's shares trade at a value which does not recognize the strength of NDC's underlying businesses. At the time of submission of this proposal (April 28th, 2004), NDC's multiples of EBITDA and earnings are 25%-45% below its self-defined peer universe (presented in its proxy statement), in spite of its leading position in transaction services, #2 position in information management and an EBITDA margin more than 75% above its peers' average. Furthermore, despite NDC's significant attractiveness to potential acquirors, its multiple of LTM EBITDA is less than 1/2 the average of acquisitions in its industry. Were NDC valued at its peers' average trading or acquisition multiples, the share price would double.

         With the "Eight Quarter Plan" already well underway, we believe NDC management has failed to deliver, casting significant doubt on management's ability to achieve their announced goals. We believe, based on past performance, that NDC as currently organized and managed is likely to continue to lag its peers in performance and valuation and to produce continued poor returns for NDC shareholders. Clearly the status quo is unacceptable:

      1. WEAK STOCK PERFORMANCE - NDC stock is nearly 20% below its level of five years ago and nearly 30% below two years ago. The average stock price appreciation among NDC's peers is 2% and 11% over those periods, respectively. Even during 2003 when NDC rose 29% (rebounding from significant weakness in fall, 2002), its peers averaged a 56% gain.

      2. FINANCIAL UNDERPERFORMANCE - NDC is nearly four quarters into management's "Eight Quarter Plan," and already showing negative progress with slowing growth (30% lower for the first three quarters of fiscal 2004 compared with the first three quarters of fiscal 2003) and rising expenses (data costs are averaging 13% higher, with total SG&A margin 120 basis points higher).

      3. MANAGEMENT FAILURES - Management's ability to forecast has been called into question again by a missed estimate (the second time in a year) and its suspension of 2004 earnings guidance - in spite of its attempted shift to a more predictable recurring revenue model. This has further marred the credibility of a team whose auditors recently forced it to change accounting practices, inviting an SEC inquiry and multiple class-action lawsuits.

         The best recourse for shareholders is for a leading investment bank to analyze all options available to NDC and execute a strategy to unlock its significant intrinsic value. This proposal is precatory and its passage cannot compel action. However, a substantial vote in favor should be regarded as a mandate to the Board.

               SEND A STRONG MESSAGE TO MANAGEMENT AND THE BOARD.
                       PLEASE VOTE "FOR" THIS RESOLUTION.